EXPENSE LIMITATION AGREEMENT

Appendix A
(Updated February 9, 2018)

OPERATING EXPENSE LIMIT SCHEDULE

FUND	Institutional, Class A and Class C Shares
1. Cavalier Adaptive Income Fund	1.25%
2. Cavalier Dynamic Growth Fund	1.25%
3. Cavalier Fundamental Growth Fund	1.25%
4. Cavalier Growth Opportunities Fund	1.35%
5. Cavalier Hedged High Income	1.25%
6. Cavalier Multi Strategist Fund	1.25%
7. Cavalier Tactical Rotation Fund	1.25%